FILED BY ZIP CO LIMITED
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  SEZZLE INC.
COMMISSION FILE NUMBER: 000-56267

The following presentation was made available by Zip Co Limited on February 28, 2022.

Zip Special All Hands

Introducing Sezzle to the Zipfam

SLIDO: #586184 (p: 2109) - APAC
SLIDO: #862226 (p: 2109) - US
28 FEB 2022

ZIP
sezzle

Agenda

1. Why we're #strongertogether
2. About Sezzle
3. Meet Charlie
4. Next steps
5. Questions



01.

The why



The Why

A	**Transformational combination**	Significantly enhances Zip's scale and product offering, with the capabilities to accelerate in the US
B	**Meaningful customer benefits**	Provides meaningful customer benefits unlocking BNPL anywhere for Sezzle customers and provides Zip customers access to Sezzle's US merchant network
C	**Complementary merchant networks**	Brings together highly complementary enterprise and SMB merchant networks with a strengthened set of capabilities to win together, across a diverse set of verticals
D	**Synergies and path to profitability**	Enables potential material cost synergies to be achieved and opportunities for improved unit economics, accelerating Zip's path to profitability
E	**Accretion and balance sheet strength**	Integration path to deliver near-term financial benefits including accretion and balance sheet support to deliver sustainable growth and potential synergies realisation; potential to create significant value for both Zip and Sezzle Shareholders

A transformational combination

2.1%
BNPL penetration of global eCommerce spend[1]

$25t
Addressable retail market[2]

2x
Estimated growth in BNPL penetration of eCommerce expected to double by 2024[1]

BNPL expected to be the fastest growing eCommerce payment method over the next 2 years[1]

...with US our highest priority

$5.5tn US retail market[1]

BNPL share of e-commerce spend[2]



1.6%: BNPL 2020
4.5%: BNPL 2024

🔥Our key capabilities🔥

- Enlarged customer base
- Strong merchant network
- Two sided revenue model
- Richer product suite and roadmap
- Diversified industry verticals
- Broader partnership set
- Deeper talent base

Notes:
1. WorldPay Global Payments Report, 2021, 2. eMarketer Global Ecommerce Update, 2021.

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Delivering global scale and an enhanced US network

Global Metrics

Customers (m)


13.3
3.4
9.9
zip
sezzle
Pro Forma

Merchants (k)


128.8
47.0
81.8
zip
sezzle
Pro Forma

US Metrics

Customers (m)


8.8
3.1
5.7
zip
sezzle
Pro Forma

Merchants (k)


60.5
42.0
18.5
zip
sezzle
Pro Forma

Deepening our commitment to the customer through a shared product vision


Customer solutions
Merchant solutions
Incremental Sezzle solutions
BNPL Payments
Budgeting and Rewards
Payment Flexibility
Full Service Digital Wallet
Long term BNPL (off-balance sheet)
Short term BNPL
Bills
Merchant interest program
Single global integration
PFM
Credit Builder
Savings Account
Rewards
Crypto
Merchant interest
Zip Business
Physical cards
Debit spend (Pay Now)
Subscriptions
Zip Business Finance
Cross-border
Express Checkout
Virtual card integration
Remember Me
WALLET VISION
Spend and Earn
Budget and Learn
Banking
Save and Invest
MERCHANT VISION
Payments
Demand Generation
Analytics & Insights
Growth Solutions

Note: Mix of current and future product roadmap.

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Bringing together highly complementary merchant networks across diverse verticals...

Combined proposition for US merchants

	Zip	Sezzle
Customer network[1,2]	5.7m	3.1m
Products	Pay in 4	Pay in 4, long duration
Other merchant services	Merchant dashboard, self-service sign up	Merchant funding
Pricing model	Customer pays, merchant pays	Merchant pays
Channel	App (open loop), check-out, in-store	Check-out, in-store
Industry strengths	Fashion, marketplaces, electronics	Apparel and accessories, home, beauty, outdoors

Highly complementary merchant networks

Zip

SHEIN
FASHIONNOVA
MERCARI
Microsoft
newegg
Fanatics

sezzle

TARGET
IKEA
Bass Pro Shops
PURE HOCKEY
Wakefern FOOD CORP.

Extensive opportunity to diversify and penetrate non-traditional BNPL verticals (e.g. home improvement and outdoors)

Strengthening our ability to win in the US

Products

Short and long duration instalments in the US delivered through a single checkout experience

Network Flexibility

A high margin, open loop app combined with a strong merchant network enabling Zip and Sezzle customers to BNPL everywhere

Revenue Model

A two sided revenue model that optimises economics to support merchants across any vertical

Risk Management

Combined data and credit assets to drive superior decisioning for merchants and reduce costs

Global Scale

A truly global payments technology company with strong presence in the US and access to emerging markets

02.

About Sezzle



About Sezzle in some pics


Charlie
Youakim
CEO
Paul
Paradis
President
Founded by Charlie
and Paul in 2016
Headquarted in Minneapolis, MN
BEHIND THE NAME: Sell + Sizzle = sezzle
Old
Logo
sezzle
sezzle
Rebranded in 2020

About Sezzle in some pics


Certified
B
Corporation
Became a Certified B-Corp in 2021
Planted over 2M Trees
In the forest gardens of Africa during 2021
Sezzle has over
400
employees in North America as of Jan 2022
Sezzle's Employee Resource Group
Women of Sezzle
BIPOC
Pride
Mental Health
Parents of Sezzle

A leading, full-service US BNPL platform with strength in SMB

Key highlights

sezzle — US-based BNPL platform

3.4M — Over 3.4M **active customers**

47K — Over 47K+ **active merchants**

Key businesses in US and Canada



Founded by Charlie Youakim (CEO), Paul Paradis (President) and Killian Brackey (CTO)

Omni-channel solutions

Merchants & retailers

TARGET, IKEA, KEEN, BRANDLESS, GameStop, PURE HOCKEY, Cabela's, Bass Pro Shops, Bodega, VITALY, altitude sports

Other institutions

DISCOVER, AllianceData, Bread, wayflyer, GENESIS CREDIT, TransUnion, VISA, OPORTUN, mastercard

E-Commerce platforms

shopify, WooCommerce, BigCommerce, WiX, Magento, CommentSold

Payment related

Apple Pay, MARQETA, CyberSource A Visa Solution, stripe, G Pay, PLAID

Industry recognised across product and customer experiences

sezzle

- Provides **short term (<2 month) interest-free installment products**
- Installments **paid over 6 weeks**
- **Long term instalment capability** off balance sheet
- **Proprietary technology** developed for application layer, fraud detection and real-time credit underwriting engine

sezzle U

- **Credit building offering** through SezzleUp
- Option to **report your payment history** and by making payments on time, can **increase your credit score**


sezzle®
ACCOUNT NUMBER
5412 7512 3412 3456
SECURITY CODE
123
VALID THRU
10/22
VISA

Google Play 4.8 ★★★★★ 32,500 Reviews

facebook 4.6 ★★★★★ 2,030 Reviews

App Store 4.9 ★★★★ 78,100 Reviews

Trustpilot ★★★★★ 8,700 Reviews

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Continued strong growth across key metrics

Total Transaction Volume (TTV) (US$bn)



LTM Dec. 2020
$0.9
LTM Dec. 2021[1]
$1.8
+ 111% YoY

Total revenue (US$m)



LTM Dec. 2020
$58.8
LTM Dec. 2021[1]
$115.3
+ 95% YoY

Key metrics

TTV	Total renuve % of TTV	Average annual transactions[4]
US$2.3B Dec. 2021 annualised	5.9% 4Q21	49x Average annual transaction for Top 10% of Consumers

Active merchants[1]	Active customers[2]	Repeat usage[3]
47,000 As of Dec. 2021	3.4M As of Dec. 2021	92.8% As of Dec. 2021

A 400+ person talented team in 5 locations

2021 Inc. BEST WORKPLACES

MEET THE TEAM

🥳 Founded in 2016 by Charlie, Paul & Kilian

🇺🇸 Headquartered in Minneapolis, Minnesota

🌎 Presence in US, Canada, India, Brazil, Spain

💻 Team largely remote since COVID

💜 Big focus on people, purpose and community



Forbes
Best Startup Employer 2020

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03.

Meet Charlie


sezzle

Meet Charlie Youakim

Carlson School of Management
University of Minnesota

Passport

sezzle


sezzle

zip

04.

Next steps



What you can expect along the way...

Q1 CY2022	Q2-3 CY2022	End of CYQ3 2022
• Finalise all ASX deal requirements • Continue to operate Business As Usual	• Continue to operate Business as Usual • Commence integration discovery with a focus on technology, customers/merchants and people • Opportunities for Zip and Sezzle team members to meet and get to know each other	• Deal completion • Start working together as one Zip team

Useful resources


US FAQs | Zip & Sezzle combination

Frequently Asked Questions (FAQs)


FAQs | Zip & Sezzle Combination

Question Box



Lunch & Learns AMAs



We are Zip

We are just getting started

05.

Questions

SLIDO: #586184 (p: 2109) - APAC
SLIDO: #862226 (p: 2109) - US
Password: 2109

Important legal information (1/6)

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements (including within the meaning of the federal securities laws) with respect to the Proposed Transaction, including but not limited to, statements regarding the expected benefits of the Proposed Transaction and the anticipated timing, completion and effects of the Proposed Transaction, strategies, objectives and the products and markets of Zip and Sezzle. These forward-looking statements generally are identified by the words " estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "predict," "target," "contemplate," "potential," "intend," "seek," "strategy," "future," "opportunity," "may," "could," "target," "should," "will," "would," "will be," "will continue," "will likely result," or similar expressions. Forward-looking statements are predictions, projections and other statements about future events or trends that are based on current expectations and assumptions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Zip and Sezzle and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies, both general and specific, many of which are beyond Zip's and Sezzle's control, and there is a risk that such predictions, forecasts, projections, and other forward-looking statements will not be achieved. Actual results may be materially different from those expressed or implied in forward-looking statements and any projections and assumptions upon which these statements are based. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, those set out in the Investor Presentation lodged with ASX together with this communication and: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to closing of the Proposed Transaction, including the requisite approvals of the securityholders of Zip and Sezzle and the receipt of certain U.S. and foreign governmental and regulatory approvals; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (iv) Sezzle's and Zip's ability to increase its merchant network, its base of consumers and underlying merchant sales; (v) Sezzle's and Zip's ability to effectively manage growth, sustain its growth rate and maintain its market share; (vi) impact of Sezzle's and Zip's exposure to consumer bad debts and insolvency of merchants; (vii) impact of key vendors or merchants failing to comply with legal or regulatory requirements or to provide various services that are important to Sezzle's and Zip's operations;

Important legal information (2/6)

(viii) impact of the integration, support and prominent presentation of Sezzle's and Zip's platform by its merchants; (ix) impact of exchange rate fluctuations in the international markets in which Sezzle and Zip operate; (x) Sezzle's and Zip's ability to protect its intellectual property rights; (xi) Sezzle's ability to achieve its public benefit purpose and maintain its B Corporation certification; (xii) the effect of the announcement or pendency of the Proposed Transaction on Sezzle's and Zip's business relationships, operating results and business generally and the responses of merchants and business partners to the announcement; (xiii) risks that the Proposed Transaction disrupts current plans and operations of Sezzle and Zip; (xiv) potential difficulties in retaining Sezzle and Zip customers and employees as a result of the Proposed Transaction; (xv) risks related to diverting the attention of the management of Sezzle and Zip from each party's respective ongoing business operations, (xvi) Sezzle's and Zip's estimates of its financial performance, including requirements for additional capital and its ability to raise sufficient funds to meet its needs in the future; (xvii) changes in general economic or political conditions; (xviii) changes in the markets in which Sezzle and Zip competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (xix) impact of the BNPL industry becoming subject to increased regulatory scrutiny; (xx) impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and the international markets in which Sezzle and Zip operate; (xxi) impact of macro-economic conditions on consumer spending; (xxii) slowdowns in securities trading or shifting demand for security trading product; (xxiii) the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; (xxiv) legislative or regulatory changes; (xxv) impact of operating in a highly competitive industry; (xxvi) reliance on third party service providers; (xxvii) impact of a potential loss of Sezzle's or Zip's key partners and merchant relationships; (xxviii) competition in retaining key employees; (xxix) Sezzle's and Zip's reliance on new products and establishment and maintenance of its brand; (xxx) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxxi) changes to accounting principles and guidelines; (xxxii) potential litigation relating to the Proposed Transaction that could be instituted against Sezzle, Zip or their respective directors and officers, including the effects of any outcomes related thereto; (xxxiii) the outcome of any legal proceedings that may be instituted against Zip or against Sezzle related to the merger agreement or the Proposed Transaction (which may result in significant costs of defense, indemnification and liability); (xxxiv) the price of Sezzle's or Zip's securities may be volatile due to a variety of factors; (xxxv) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xxxvi) unexpected costs, charges or expenses resulting from the Proposed Transaction;

Important legal information (3/6)

(xxxvii) the possibility that competing offers or acquisition proposals for Sezzle or Zip will be made, which could result in termination of the merger agreement; (xxxviii) the risk that Zip shareholders do not approve the Proposed Transaction and (xxxix) Zip's ability to realize the potential synergies contemplated by the Proposed Transaction and integrate the business of Sezzle. The risks and uncertainties may be amplified by the COVID-19 pandemic (and related variants), which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic (and related variants) impacts Zip's or Sezzle's businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Key risks" section of Zip's Investor Presentation lodged with the ASX together with this communication, Sezzle's registration statement on Form 10 (File No.000-56267) (the "**Form 10**"), Zip's registration statement on Form F-4 and other documents filed by Zip or Sezzle from time to time with the ASX, the ASIC and/or the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

If any of these risks materialize or Sezzle's and Zip's assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that Sezzle and Zip presently do not know or that Sezzle and Zip currently believe is immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Sezzle's and Zip's expectations, plans or forecasts of future events and views as of the date of this communication. Sezzle and Zip anticipates that subsequent events and developments will cause Sezzle's and Zip's assessments to change. While Sezzle and Zip may elect to update these forward-looking statements at some point in the future, Sezzle and Zip specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Sezzle's and Zip's assessment as of any date subsequent to the date of this announcement. Accordingly, undue reliance should not be placed upon the forward-looking statements. Sezzle and Zip do not give any assurance that either Zip or Sezzle, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This announcement relates to the Proposed Transaction. In connection with the Proposed Transaction, Zip will file a registration statement on Form F-4

Important legal information (4/6)

Additional Information and Where to Find It

This announcement relates to the Proposed Transaction. In connection with the Proposed Transaction, Zip will file a registration statement on Form F-4 with the SEC, a Notice of Extraordinary General Meeting in respect of the requisite Zip shareholder approvals and, to the extent required by ASIC, will file a prospectus in Australia with the ASIC in relation to the offer of Zip ordinary shares. The registration statement will include a document that serves as a prospectus of Zip and a proxy statement of Sezzle (the "**proxy statement/prospectus**"), and each party will file other documents regarding the Proposed Transaction with the SEC, ASIC and the ASX.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, NOTICE OF EXTRAORDINARY GENERAL MEETING, AUSTRALIAN PROSPECTUS (IF ANY), INCLUDING ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, ASIC AND THE ASX IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement / prospectus and Australian prospectus (if any) will be mailed to the Sezzle stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement, the proxy statement/prospectus, the Australian prospectus (if any) and all other relevant documents filed or that will be filed free of charge from the SEC's website at www.sec.gov or the ASX's website at www.asx.com.au.

The documents filed by Zip or Sezzle with the SEC, ASIC and the ASX also may be obtained free of charge at Zip's or Sezzle's website at http://investors.sezzle.com/ and https://zip.co/investors/

Important legal information (5/6)

No Offer or Solicitation

Neither this communication nor the Investor Presentation constitute an offer to buy or the solicitation of an offer to sell any securities in any jurisdiction, or a solicitation of any vote or approval of the Proposed Transaction. Nor may there be any offer, solicitation, or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No securities described in this communication may be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") and applicable U.S. state securities laws, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Any securities offered in the Proposed Transaction will be registered under the Securities Act. This communication should not be construed in any manner as a solicitation or recommendation to any reader of this communication.

Participants in the Proposed Transaction

Zip, Sezzle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Sezzle in connection with the Proposed Transaction. Information about Zip's directors and executive officers is available in Zip's Annual Report to Stockholders for the fiscal year ended 30 June 2021 filed with the ASX on 28 September 2021. Information concerning the ownership of Sezzle's securities by Sezzle's directors and executive officers is included in the Company's Registration Statement on Form 10, filed with the SEC on 25 October 2021.

Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Sezzle's stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement / prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction (if and when they become available). Securityholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Zip or Sezzle as indicated above.

Important legal information (6/6)

International offer restrictions

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and **shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Zip, Sezzle or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction**.

Please refer to the international offer restrictions set out in the Investor Presentation for further information.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS, NOTICE OF EXTRAORDINARY GENERAL MEETING, AUSTRALIAN PROSPECTUS (IF ANY), (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, ASIC AND THE ASX AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and securityholders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Zip or Sezzle through the website maintained by the SEC at www.sec.gov and otherwise.

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